UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington , DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK #1342645

As at February 15, 2008

FARALLON RESOURCES LTD.
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Dick Whittington
President and CEO

Date: February 15, 2008

Print the name and title of the signing officer under his signature.

  Ste. 1020, 800 West Pender Street
Vancouver, BC V6C 2V6 Tel: 604-684-6365
Fax: 604-684-8092
www.farallonresources.com

KEY APPOINTMENTS MADE TO FARALLON'S MANAGEMENT TEAM

February 15, 2008, Vancouver, BC - Farallon Resources Ltd. ("Farallon" or the "Company") (TSX: FAN; OTCBB: FRLLF) announces several key appointments have been made to the site and corporate management team.

Jason Gregg has joined the Company as General Manager of Human Resources. Jason previously worked for International Forest Products Ltd., as Human Resources Manager where he was responsible for eight manufacturing sites in USA/Canada. Prior to that he was Human Resource Manager for Canadian Forest Products Ltd., where he managed all aspects of human resources for the two sawmills. Jason also worked for Teck Cominco for 4 years; his last post was that of Human Resources Superintendent. Jason has a BBA, concentrated on Human Resource Management, Finance and International Business, and a MBA, concentrated on Human Resource Management, from Simon Fraser University. Jason will report to the President and CEO.

John Rice, previously General Manager, Construction, has been appointed General Manager, G-9 Project. John will now be responsible for all aspects of the development of the G-9 Project including the underground decline, the mill and the tailings storage facility. John will continue to report to the President and CEO.

Dan Kilby, previously General Manager, Exploration and Development, has now been appointed General Manager, Exploration. Exploration will remain a key focus for the Company going forward and, as previously announced, a third drill will be added in early March. Dan will continue to report to the President and CEO.

Carlos Moreno has been appointed Mill Manager. Carlos brings extensive process metallurgical experience and leadership experience to the project, having served as Plant Manager and Consulting Metallurgical Manager for Meridian Gold in Chile, and in various process management positions at Placer Dome operations in Chile, Australia, Papua New Guinea and South Africa. His academic credentials include BS in Metallurgical Engineering and MBA degrees. He will report to John Rice, General Manager, G-9 Project.

Trevor Thomas, LLB, has been appointed Corporate Secretary. Trevor has practiced in the areas of corporate commercial, corporate finance, securities and mining law for over 12 years, both in private practice and in-house positions. Prior to joining Hunter Dickinson Inc. in 2006, he served as in-house legal counsel for Placer Dome Inc. Trevor will report to the President and CEO.

Jeffrey Mason will be retiring from Farallon's Board. Mr. Mason has served as a Director of the Company for 12 years and his service over this time is recognized and appreciated. The Company wishes to thank Mr. Mason for his numerous contributions over the years and wishes him well in his future endeavours.

Farallon is focused on exploration and pre-development of the G-9 deposit at its Campo Morado Property in Guerrero State, Mexico. Under the Company's parallel track program, exploration drilling is delineating the high-grade G-9 deposit, and mine planning, equipment acquisition and site preparations are also taking place with a goal of beginning production in July 2008. Farallon has approximately Cdn$28 million in cash in simple interest daily savings accounts with ScotiaBank and has also arranged a US$20 million Bridge Facility Agreement with Rothschild of London (see Farallon News Release dated December 3, 2007).

For further details on Farallon Resources Ltd. and its Campo Morado property, please visit the Company's website at www.farallonresources.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD OF DIRECTORS

J.R.H. (Dick) Whittington
President & CEO

No regulatory authority has approved or disapproved the information contained in this news release.

Forward Looking Information
This release includes certain statements that may be deemed "forward-looking statements." All statements in this release, other than statements of historical facts, that address future production, reserve potential, continuity of mineralization, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes that the expectations expressed in such forward looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward looking statements. The likelihood of future mining at Campo Morado is subject to a large number of risks and may require achievement of a number of technical, economic and legal objectives, including obtaining lower than expected grades and quantities of mineralization and resources, recovery rates and mining rates, changes in and the effect of government policies with respect to mineral exploration and exploitation, the possibility of adverse developments in the financial markets generally, delays in exploration, development and construction projects, fluctuations in the prices of zinc, gold, silver, copper, lead and other commodities, obtaining additional mining and construction permits, completion of pre-feasibility and final feasibility studies, preparation of all necessary engineering for underground and processing facilities as well as receipt of additional financing to fund mine construction. Such funding may not be available to the Company on acceptable terms or on any terms at all. There is no known ore at Campo Morado and there is no assurance that the mineralization at Campo Morado will ever be classified as ore. For more information on the Company and the risk factors inherent in its business, investors should review the Company's Annual Information Form at www.sedar.com and the Company's annual report on Form 20-F at www.sec.gov.